Exhibit 99.1

Brookfield Renewable Energy Partners L.P.
Q3 2013 INTERIM REPORT

TABLE OF CONTENTS

Letter To Shareholders	1
Financial Review for the Three Months Ended September 30, 2013	9
Financial Review for the Nine Months Ended September 30, 2013	15
Analysis Of Consolidated Financial Statements and Other Information	21
Unaudited Interim Consolidated Financial Statements as at and for the Three and Nine Months Ended September 30, 2013	40

OUR OPERATIONS
We operate our facilities through three regional operating centers in the United States, Canada and Brazil which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 193 hydroelectric generating stations, 11 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 5,900 MW of generating capacity and annual generation of 22,200 GWh based on long-term averages. The table below outlines our portfolio as at September 30, 2013:

	River	Generating	Generating	Capacity	LTA(1)(2)	Storage
Markets	Systems	Stations	Units	(MW)	(GWh)	(GWh)
Operating Assets
Hydroelectric generation(3)
United States	28	126	371	2,696	9,951	3,582
Canada	18	32	72	1,323	5,062	1,261
Brazil	23	35	75	671	3,656	N/A
	69	193	518	4,690	18,669	4,843
Wind energy
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
	-	11	944	944	2,591	-
Other	-	2	6	215	899	-
	69	206	1,468	5,849	22,159	4,843
(1)	Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.
(2)	Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.
(3)
Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

The following table presents the annualized long-term average generation of our operating portfolio on a quarterly basis as at September 30, 2013:

LTA (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Operating Assets
Hydroelectric generation(3)
United States	2,659	2,829	2,013	2,450	9,951
Canada	1,196	1,461	1,234	1,171	5,062
Brazil	947	892	894	923	3,656
	4,802	5,182	4,141	4,544	18,669
Wind energy
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
	635	760	579	617	2,591
Other	222	218	240	219	899
Total	5,659	6,160	4,960	5,380	22,159
(1)	Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.
(2)	Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.
(3)
Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Management's Discussion and Analysis contains forward-looking information within the meaning of Canadian and U.S. securities laws. We may make such statements in this Management's Discussion and Analysis, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications - see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38. We make use of non-IFRS measures in this Management's Discussion and Analysis - see “Cautionary Statement Regarding Use Of Non-IFRS Measures” beginning on page 39. This Management's Discussion and Analysis and additional information, including our Annual Information Form filed with securities regulators in Canada and our Form 20-F filed with the U.S. Securities and Exchange Commission, are available on our website at www.brookfieldrenewable.com, on SEDAR’s website at www.sedar.com or on EDGAR’s website at www.sec.gov.

LETTER TO SHAREHOLDERS

As we near the end of 2013, we can begin to look back on the year and be pleased with the continued success of our operating and growth plans. This month also marks two years since Brookfield Renewable was launched as a global, listed pure-play renewable power company. In that time, we have been able to expand our platform, increase cash flows and raise our distributions - all while strengthening our financial position and delivering strong returns to shareholders.

Renewable energy continues to grow around the world owing to its positive environmental attributes, supply diversification benefits, and increasing cost-competitiveness with traditional technologies. The global renewable power market is 1.5 times the size of the entire U.S. electricity market (the world’s largest) and is growing by about 100 GW or $200 billion of new supply each year.

The launch of a number of dedicated private funds and publicly-traded renewable power investment vehicles in North America and Europe is an indication of the growing attractiveness of the industry and the opportunity it presents. Brookfield Renewable is extremely well positioned within this universe by virtue of its differentiating attributes:

•	A global mandate and scale of operations that traverses 12 power markets in 3 countries, with plans to expand into new markets;
•	Our track record that is among the longest and strongest of the publicly-traded pure-plays;
•	A unique hydroelectric focus, expertise and scale that confers a strong competitive advantage;
•	An operating platform that in addition to supporting our acquisition strategy, allows us to develop, build and operate high-value projects at premium returns; and
•	The financial strength, liquidity and proven ability to access capital in the pursuit of accretive growth opportunities.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

In recent months, we have invested considerable time and resources in building our organic growth profile in a number of ways. The addition of merchant assets in the current environment has embedded the business with significant upside tied to rising power prices and economic recovery. We have also continued to develop our project pipeline which should support the deployment over the next five years of approximately $500 million of capital into high-value projects delivering premium returns. Our contracted assets continue to benefit from contractual inflation protection which results in margin preservation and a real return profile. And with more than 200 facilities and $17 billion in assets, the scale of our operating platform allows us to operate and integrate assets with high efficiency and at very low cost.

Accordingly, we believe that the business remains very well positioned to deliver cash flow growth and distribution increases at the higher end of our 3% to 5% distribution growth target, by virtue of these organic initiatives alone. The addition of acquisition-based growth, including the penetration of new markets and the diversification into new technologies, gives us even more reason to be very excited about the future of this business.

Our business has never been stronger and our growth prospects are better than have ever seen them. We remain focused on producing investment returns of 12 to 15 percent on average over the long term from a high-quality, scalable portfolio of renewable power assets.

I look forward to reporting on our continued progress and thank you for your ongoing support.

Sincerely,

Richard Legault
President and Chief Executive Officer

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2013

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

Financial results

Funds from operations totaled $108 million for the three months ended September 30, 2013, which was $97 million higher year-over-year primarily due to the return to long-term average hydrology, improved wind conditions, and the contribution from assets acquired within the last year.

Capital markets initiatives

With the closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in our recently acquired, 360 MW portfolio of hydroelectric generation facilities located in the Northeastern United States.

We extended the maturity of all credit facilities to October 2017, and increased available liquidity by $270 million to $1.25 billion.

Portfolio growth

In November 2013, we announced an agreement to acquire a 70 MW hydroelectric portfolio in Maine consisting of nine facilities on three rivers. The portfolio is expected to generate approximately 375 GWh annually. The acquisition is being pursued with institutional partners and we will assume an approximate 40% interest in the portfolio.

We also announced an agreement to acquire, with our institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. We will retain an approximate 25% interest in the facility.

The transactions above are subject to regulatory approvals and other customary closing conditions and are expected to close before the end of 2013.

Generation results
Total generation was 5,154 GWh for the three months ended September 30, 2013 compared to the long-term average of 4,960 GWh, and to 2,971 GWh for the same period in the prior year.
The hydroelectric portfolio continued to benefit from strong inflows, especially when compared to the prior year when significantly below average inflows were experienced given the dry conditions across much of the portfolio. Generation from existing hydroelectric assets was 3,688 GWh while contributions from acquisitions and assets reaching commercial operations within the last year resulted in 851 GWh of generation.

Generation from the wind portfolio increased compared to the prior year due to contributions of 82 GWh from facilities acquired in California in the first quarter, and an increase of 58 GWh from existing wind facilities attributable to stronger wind conditions across the U.S. portfolio.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

SUMMARY OF HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION
	Three months ended Sep 30		Nine months ended Sep 30
(US$ MILLIONS, UNLESS OTHERWISE STATED)	2013	2012	2013	2012
Operational Information(1):
Capacity (MW)	5,849	4,915	5,849	4,915
Long-term average generation (GWh)	4,960	4,049	16,456	13,596
Actual generation (GWh)	5,154	2,971	16,954	11,889
Average revenue ($ per MWh)	76	77	77	83
Selected Financial Information:
Revenues	$392	$229	$1,313	$992
Adjusted EBITDA(2)	260	118	936	657
Funds from operations(2)	108	11	457	273
Adjusted funds from operations(2)	94	(2)	415	234
Net income (loss)	28	(59)	191	(31)
Distributions per share:
Preferred equity(3)	0.29	0.33	0.89	0.98
Limited partners' equity(4)	0.36	0.35	1.09	1.04

	Sep 30	Dec 31
(US$ MILLIONS, UNLESS OTHERWISE STATED)	2013	2012
Balance sheet data:
Property, plant and equipment, at fair value	$16,336	$15,658
Equity-accounted investments	314	344
Total assets	17,591	16,925

Long-term debt and credit facilities	6,654	6,119
Deferred income tax liabilities	2,414	2,349
Total liabilities	9,712	9,117
Preferred equity	821	500
Participating non-controlling interests - in operating subsidiaries	1,188	1,028
General partnership interest in a holding subsidiary held by Brookfield	59	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,869	3,070
Limited partners' equity	2,942	3,147
Total liabilities and equity	17,591	16,925
Net asset value(2)(5)	$8,564	$8,548
Net asset value per LP Unit(2)(6)	$32.28	$32.23
Debt to total capitalization(2)	39%	38%
(1)	Includes 100% of generation or capacity from equity-accounted investments.
(2)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(3)	Represents the weighted-average distribution to Series 1, Series 3, Series 5 and Series 6 preferred shares for 2013.
(4)	Represents distributions per share to holders of Redeemable/Exchangeable Units, LP Units and general partnership interest.
(5)	Net asset value is on a consolidated basis and is attributable to Redeemable/Exchangeable Units, LP Units and general partnership interest.
(6)	LP Units outstanding as at September 30, 2013 was 133.0 million (December 31, 2012: 132.9 million).

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

OUR COMPETITIVE STRENGTHS

We are an owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources and have evolved into one of the world’s largest listed pure-play renewable power businesses.

Our assets generate high quality, stable cash flows derived from a highly contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favourable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with $17 billion in power generating and development assets, approximately 5,900 MW of installed capacity, and long-term average generation from operating assets of approximately 22,200 GWh annually. Our portfolio includes 193 hydroelectric generating stations on 69 river systems and 11 wind facilities, diversified across 12 power markets in the United States, Canada and Brazil.

Focus on attractive hydroelectric asset class. Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 32% of their annual generation. Our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil, provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. Over the last ten years we have acquired or developed approximately 160 hydroelectric assets totaling approximately 3,200 MW and 11 wind generating assets totaling approximately 950   MW. Since the beginning of 2013, we acquired or developed hydroelectric generating assets that have an installed capacity of 389 MW and 165 MW of wind generating assets. We also have strong organic growth potential with an approximately 1,800 MW development pipeline spread across all of our operating jurisdictions.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Our  net asset value in renewable power has grown from approximately $900 million in 1999 to $8.6 billion as at September 30, 2013, representing a 18% compounded annualized growth rate. We are able to acquire and develop assets due to our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile.

Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Over  90% of our generation output is sold pursuant to power purchase agreements, to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 19 years, providing long-term cash flow stability.

Strong financial profile. With $17 billion of power generating and development assets and a conservative leverage profile, consolidated debt-to-capitalization is approximately 39%. Our liquidity position remains strong with approximately $1.25 billion of cash and unutilized portion of committed bank lines. Approximately 76% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 8 and 12 years, respectively.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BASIS OF PRESENTATION

This Management's Discussion and Analysis for the three and nine months ended September 30, 2013 is provided as of November 6, 2013. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Reconciliations of each of Adjusted EBITDA, funds from operations and adjusted funds from operations to net income on a consolidated basis are presented in “Net Income, Adjusted EBITDA, Funds from Operations and Adjusted Funds from Operations on a Consolidated Basis”.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration after two years from the date of issuance. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity. For information on our restatement due to a change in accounting policy see Note 26 in our 2012 Annual Report.

As at the date of this report, Brookfield Asset Management owns an approximate 65% limited partnership interest, on a fully-exchanged basis.

PERFORMANCE MEASUREMENT

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and GP Unitholders. In addition, our operations are segmented by country geography and asset type (i.e. Hydroelectric and Wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through five key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations, iv) Adjusted Funds from Operations, and v) Net Asset Value.

It is important to highlight that Adjusted EBITDA, funds from operations, adjusted funds from operations, and net asset value do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, funds from operations, adjusted funds from operations, and net asset value and we provide reconciliations to net income. See “Net Income, Adjusted EBITDA, Funds from Operations and Adjusted Funds from Operations on a Consolidated Basis”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (Adjusted EBITDA)

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, amortization, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests.

Adjusted Funds From Operations
Adjusted funds from operations is defined as funds from operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long term capital expenditure plans) and any incentive distributions paid or accrued. The incentive distributions are calculated in increments based on the amount by which quarterly distributions exceed specified target levels.

Net Asset Value

Net asset value represents our capital at carrying value, on a pre-tax basis prepared in accordance with the procedures and assumptions utilized to prepare Brookfield Renewable's IFRS financial statements, adjusted to reflect asset values not otherwise recognized under IFRS.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

FINANCIAL REVIEW FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

The following table reflects the actual and long-term average generation for the three months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	2,353	889	2,013	1,378	340	(489)	1,464
Canada	1,292	705	1,234	1,232	58	(527)	587
Brazil(1)	894	868	894	868	-	-	26
	4,539	2,462	4,141	3,478	398	(1,016)	2,077
Wind energy
United States	295	150	341	236	(46)	(86)	145
Canada	146	151	238	238	(92)	(87)	(5)
	441	301	579	474	(138)	(173)	140
Other	174	208	240	97	(66)	111	(34)
Total generation(2)	5,154	2,971	4,960	4,049	194	(1,078)	2,183
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Accordingly, we present our generation and the corresponding Adjusted EBITDA, funds from operations and adjusted funds from operations on both an actual generation and a long-term average basis. See “Adjusted EBITDA and Funds from Operations on a Pro forma Basis Assuming Long-term Average”.

Generation levels during the three months ended September 30, 2013 totaled 5,154 GWh, an increase of 2,183 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 4,539 GWh which is above the long-term average of 4,141 GWh. Generation increased 2,077 GWh as compared to the same period of the prior year. Generation from existing hydroelectric assets was 3,688 GWh compared to 2,462 GWh for the same period in the prior year. Generation in the third quarter of 2012 was well below long-term average due to dry conditions across most of the portfolio. Recent acquisitions and assets reaching commercial operations resulted in contributions to generation of 851 GWh compared to a long-term average of 701 GWh.

The wind portfolio generated 441 GWh which is below the long-term average of 579 GWh. Generation increased 140 GWh compared to the same period in the prior year. The facilities recently acquired in California resulted in generation increasing by 82 GWh, and existing wind facilities contributed an additional 58 GWh compared to the prior year attributable to stronger wind conditions across the U.S. portfolio.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

NET INCOME, ADJUSTED EBITDA, FUNDS FROM OPERATIONS AND ADJUSTED FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS
The following table reflects Adjusted EBITDA, funds from operations, adjusted funds from operations, and reconciliation to net income (loss) for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Generation (GWh) - LTA	4,960	4,049
Generation (GWh) - actual	5,154	2,971
Revenues	$392	$229
Other income	1	2
Share of cash earnings from equity-accounted investments	7	3
Direct operating costs	(140)	(116)
Adjusted EBITDA(1)	260	118
Interest expense – borrowings	(105)	(99)
Management service costs	(9)	(10)
Current income taxes	(4)	1
Less: cash portion of non-controlling interests
Preferred equity	(10)	(3)
Participating non-controlling interests - in operating subsidiaries	(24)	4
Funds from operations(1)	108	11
Less: sustaining capital expenditures	(14)	(13)
Adjusted funds from operations(1)	94	(2)
Add: cash portion of non-controlling interests	34	(1)
Add: sustaining capital expenditures	14	13
Other items:
Depreciation and amortization	(133)	(117)
Unrealized financial instrument gain (loss)	11	6
Share of non-cash loss from equity-accounted investments	(4)	(5)
Deferred income tax recovery	10	37
Other	2	10
Net income (loss)	$28	$(59)

Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$10	$4
Participating non-controlling interests - in operating subsidiaries	8	(11)
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	5	(26)
Limited partners' equity	5	(26)

Basic and diluted earnings per LP Unit (2)	$0.04	$(0.20)
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Average LP Units outstanding during the period totaled 133.0 million (2012:132.9 million).

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Net income (loss) is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, funds from operations, adjusted funds from operations, and net asset value to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $392 million for the three months ended September 30, 2013, representing a year-over-year increase of $163 million. Approximately $120 million is attributable to generation levels at existing facilities that were significantly higher than the prior year, while approximately $58 million of the increase in revenues was attributable to generation from facilities acquired or commissioned within the last year. Revenues were negatively impacted by the appreciation of the U.S. dollar relative to the Brazilian real.

Direct operating costs totaled $140 million for the three months ended September 30, 2013, representing a year-over-year increase of $24 million. The increase is primarily attributable to the growth in our portfolio.

Interest expense totaled $105 million for the three months ended September 30, 2013, representing a year-over-year increase of $6 million due to increased borrowings related to growth in our portfolio. Our average annualized interest rate on subsidiary borrowings was 6.0% for the three months ended September 30, 2013, (2012: 6.7%). Lower borrowing costs associated with the early repayment of higher-yielding subsidiary borrowings in the prior year provided savings of $13 million. Borrowing costs increased by $21 million with the financing related to the growth in our portfolio.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. Management service costs totaled $9 million for the three months ended September 30, 2013, a decrease of $1 million from the prior year due to a lower fair market value of the limited partnership units.

The cash portion of non-controlling interests for the three months ended September 30, 2013 was $34 million, an increase of $35 million as compared to the same period in the prior year. The increase is attributable to higher year-over-year revenues from existing facilities, revenues from facilities acquired or commissioned within the last year, and an increase in distributions to preferred shareholders of $7 million.

Funds from operations totaled $108 million for the three months ended September 30, 2013, which was $97 million higher year-over-year, with the return to more normal generation levels and the contribution from assets acquired or commissioned within the last year, which amounted to $13 million of the increase.

Depreciation expense for the three months ended September 30, 2013 increased by $16 million primarily due to assets acquired or commissioned within the last year.

Net income was $28 million for the three months ended September 30, 2013 (2012: loss of $59 million).

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

SEGMENTED DISCLOSURES
HYDROELECTRIC
The following table reflects the results of our hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	2,013	1,234	894	4,141
Generation (GWh) – actual(1)	2,353	1,292	894	4,539
Revenues	$160	$93	$69	$322
Other income	-	-	1	1
Share of cash earnings from equity-
accounted investments	5	1	1	7
Direct operating costs	(54)	(18)	(24)	(96)
Adjusted EBITDA(2)	111	76	47	234
Interest expense - borrowings	(38)	(17)	(5)	(60)
Current income taxes	-	-	(4)	(4)
Cash portion of non-controlling interests	(15)	-	(2)	(17)
Funds from operations(2)	$58	$59	$36	$153
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	1,378	1,232	868	3,478
Generation (GWh) – actual(1)	889	705	868	2,462
Revenues	$55	$42	$83	$180
Other income	-	-	2	2
Share of cash earnings from equity-
accounted investments	-	1	2	3
Direct operating costs	(32)	(15)	(31)	(78)
Adjusted EBITDA(2)	23	28	56	107
Interest expense - borrowings	(34)	(18)	(8)	(60)
Current income taxes	5	-	(4)	1
Cash portion of non-controlling interests	4	-	(2)	2
Funds from operations(2)	$(2)	$10	$42	$50
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the U.S. portfolio was 2,353 GWh for the three months ended September 30, 2013 compared to the long-term average of 2,013 GWh and prior year generation of 889 GWh. The increase from prior year was driven by an additional 796 GWh of generation from the recently acquired assets in Tennessee, North Carolina, and Maine and a significant increase in generation from the existing facilities in New York and Louisiana, which provided an additional 537 GWh. In 2012, sustained dry conditions, and low levels of precipitation at most of our U.S. facilities resulted in generation levels being well below long-term average.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Revenues totaled $160 million for the three months ended September 30, 2013 representing a year-over-year increase of $105 million. Approximately $70 million is attributable to the increase in generation levels at existing facilities, and approximately $39 million is from facilities acquired within the last year.

Funds from operations totaled $58 million for the three months ended September 30, 2013, a year-over-year increase of $60 million. Funds from operations were impacted by the increase in Adjusted EBITDA net of the cash portion of non-controlling interests.

Canada

Generation from the Canadian portfolio was 1,292 GWh for the three months ended September 30, 2013 compared to the long-term average of 1,234 GWh and prior year generation of 705 GWh. Results were slightly above long-term average, with strong inflows at our Ontario assets. The increase in generation from prior year is primarily due to the return to more normal generation levels relative to the very dry conditions in the same period last year.

Revenues totaled $93 million for the three months ended September 30, 2013, representing a year-over-year increase of $51 million, primarily due to the increased generation levels in the current quarter.

Funds from operations totaled $59 million for the three months ended September 30, 2013, representing a year-over-year increase of $49 million, primarily attributed to the significantly higher revenues.

Brazil

Generation from the Brazilian portfolio was 894 GWh for the three months ended September 30, 2013 compared to the prior year generation of 868 GWh. The increase in generation is attributable to facilities acquired and commissioned within the last year.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a reference amount of electricity (assured energy), irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated in excess of their assured energy to those who generate less than their assured energy, up to the total generation within the pool.

Revenues totaled $69 million for the three months ended September 30, 2013, representing a year-over-year decrease of $14 million. The appreciation of the U.S. dollar compared to the Brazilian real lowered revenue by $11 million.

Funds from operations totaled $36 million for the three months ended September 30, 2013 representing a year-over-year decrease of $6 million. Funds from operations were impacted by the decrease in revenues, and by lower interest expense from the repayment of higher-yielding subsidiary borrowings within the last year.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

WIND
The following table reflects the results of our wind operations for the three months ended September 30:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)	341	238	579
Generation (GWh) – actual(1)	295	146	441
Revenues	$34	$19	$53
Direct operating costs	(10)	(5)	(15)
Adjusted EBITDA(2)	24	14	38
Interest expense - borrowings	(11)	(10)	(21)
Cash portion of non-controlling interests	(7)	-	(7)
Funds from operations(2)	$6	$4	$10
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(MILLIONS, EXCEPT FOR AS NOTED)	2012
	United States	Canada	Total
Generation (GWh) – LTA(1)	236	238	474
Generation (GWh) – actual(1)	150	151	301
Revenues	$17	$18	$35
Direct operating costs	(11)	(4)	(15)
Adjusted EBITDA(2)	6	14	20
Interest expense - borrowings	(7)	(11)	(18)
Cash portion of non-controlling interests	2	-	2
Funds from operations(2)	$1	$3	$4
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from our U.S. wind portfolio was 295 GWh for the three months ended September 30, 2013 compared to the long-term average of 341 GWh and prior year generation of 150 GWh. The increase in generation from prior year is primarily attributable to the facilities acquired in California in the first quarter of 2013, and from stronger wind conditions experienced during the current quarter as compared to the prior year period.

Revenues totaled $34 million for the three months ended September 30, 2013, representing a year-over-year increase of $17 million. The increase in revenues is attributable to generation from the assets acquired in California in the first quarter, and higher generation resulting from stronger wind conditions.

Funds from operations totaled $6 million for the three months ended September 30, 2013. Funds from operations were positively impacted by the increase Adjusted EBITDA, partially offset by increased borrowing costs associated with the recently acquired facilities and an increase in the cash portion of non-controlling interests.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Canada

Generation from our Canadian wind portfolio was 146 GWh for the three months ended September 30, 2013, below the long-term average of 238 GWh due to wind conditions.

Revenues and funds from operations totaled $19 million and $4 million, respectively, for the three months ended September 30, 2013, which is virtually unchanged from the same period of the prior year.

FINANCIAL REVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

The following table reflects the actual and long-term average generation for the nine months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	7,856	4,466	7,231	5,336	625	(870)	3,390
Canada	4,093	2,999	3,891	3,797	202	(798)	1,094
Brazil(1)	2,733	2,546	2,733	2,546	-	-	187
	14,682	10,011	13,855	11,679	827	(1,668)	4,671
Wind energy
United States	970	461	1,067	646	(97)	(185)	509
Canada	747	765	854	854	(107)	(89)	(18)
	1,717	1,226	1,921	1,500	(204)	(274)	491
Other	555	652	680	417	(125)	235	(97)
Total generation(2)	16,954	11,889	16,456	13,596	498	(1,707)	5,065
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

Generation levels during the nine months ended September 30, 2013 totaled 16,954 GWh, an increase of 5,065 GWh as compared to the same period of the prior year.

Generation from the hydroelectric portfolio totaled 14,682 GWh, above the long-term average of 13,855 GWh and an increase of 4,671 GWh as compared to the same period of the prior year. Generation from existing hydroelectric assets was 12,039 GWh compared to 10,011 GWh for the same period in the prior year and the contribution from facilities acquired and commissioned within the last year was 2,643 GWh. The variance in year-over-year results reflects increased generation levels from existing facilities, and the contributions from assets acquired and commissioned in the U.S. and in Brazil.

Generation from the wind portfolio totaled 1,717 GWh, below the long-term average of 1,921 GWh and an increase of 491 GWh as compared to the same period of the prior year. The increase from prior year is a result of generation increasing by 273 GWh related to facilities recently acquired in the United States, and stronger wind conditions. The prior year results also do not reflect a full nine months of operations for assets acquired or commissioned.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

NET INCOME, ADJUSTED EBITDA, FUNDS FROM OPERATIONS AND ADJUSTED FUNDS FROM OPERATIONS ON A CONSOLIDATED BASIS
The following table reflects Adjusted EBITDA, funds from operations, adjusted funds from operations, and reconciliation to net income for the nine months ended September 30:
(MILLIONS, EXCEPT AS NOTED)	2013	2012
Generation (GWh) - LTA	16,456	13,596
Generation (GWh) - actual	16,954	11,889
Revenues	$1,313	$992
Other income	5	12
Share of cash earnings from equity-accounted investments	19	11
Direct operating costs	(401)	(358)
Adjusted EBITDA(1)	936	657
Interest expense – borrowings	(313)	(313)
Management service costs	(32)	(25)
Current income taxes	(15)	(12)
Less: cash portion of non-controlling interests
Preferred equity	(27)	(10)
Participating non-controlling interests - in operating subsidiaries	(92)	(24)
Funds from operations(1)	457	273
Less: sustaining capital expenditures	(42)	(39)
Adjusted funds from operations(1)	415	234
Add: cash portion of non-controlling interests	119	34
Add: sustaining capital expenditures	42	39
Other items:
Depreciation and amortization	(398)	(360)
Unrealized financial instrument gain (loss)	30	(6)
Share of non-cash loss from equity-accounted investments	(10)	(13)
Deferred income tax (expense) recovery	(1)	40
Other	(6)	1
Net income (loss)	$191	$(31)

Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$27	$10
Participating non-controlling interests - in operating subsidiaries	48	(26)
General partnership interest in a holding subsidiary held by Brookfield	1	-
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	57	(8)
Limited partners' equity	58	(7)

Basic and diluted earnings per LP Unit (2)	$0.44	$(0.06)
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Average LP Units outstanding during the period totaled 132.9 million (2012:132.9 million).

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Revenues totaled $1,313 million for the nine months ended September 30, 2013, representing a year-over-year increase of $321 million. The increase is attributable to generation levels at existing facilities that were significantly higher than the prior year which experienced drier than normal conditions and below average precipitation across the portfolio. In addition, approximately $173 million of the increase is attributable to generation from facilities acquired or commissioned within the last year.  Revenues were also impacted by the appreciation of the U.S. dollar as compared to the Brazilian real.

Direct operating costs totaled $401 million for the nine months ended September 30, 2013, representing a year-over-year increase of $43 million. The increase is primarily attributable to facilities acquired or commissioned within the last year, partially offset by cost savings resulting from the appreciation of the U.S. dollar relative to the Brazilian real.

Interest expense totaled $313 million for the nine months ended September 30, 2013, which is consistent year-over-year. Lower borrowing costs are attributable to the early repayment of higher-yielding subsidiary borrowings in the prior year which provided savings of $56 million, and savings of $5 million from the impact of changes in foreign exchange rates. Borrowing costs increased by $61 million with the financing related to the growth in our portfolio.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. Management services costs totaled $32 million for the nine months ended September 30, 2013, which is $7 million higher than the same period in the prior year primarily due to the increase in the fair market value of the limited partnership units, increased corporate borrowings and the issuance of preferred equity.

The cash portion of non-controlling interests for the nine months ended September 30, 2013 was $119 million as compared to $34 million in the prior year. The increase is attributable to higher year-over year revenues from existing facilities, revenues from facilities acquired or commissioned within the last year, and an increase in distributions to preferred shareholders of $17 million.

Funds from operations totaled $457 million for the nine months ended September 30, 2013, which was $184 million higher year-over-year. The increase is primarily attributed to the increase in generation with a return to long-term average levels. The cash portion of non-controlling interests and management service costs partially offset the increase.

Depreciation expense for the nine months ended September 30, 2013 increased by $55 million due to assets acquired or commissioned within last year, which was partly offset by a $15 million decrease in depreciation due to change in estimated service lives of certain assets.

Net income was $191 million for the nine months ended September 30, 2013 (2012: net loss $31 million).

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

SEGMENTED DISCLOSURES
HYDROELECTRIC
The following table reflects the results of our hydroelectric operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	7,231	3,891	2,733	13,855
Generation (GWh) – actual(1)	7,856	4,093	2,733	14,682
Revenues	$546	$294	$223	$1,063
Other income	-	-	5	5
Share of cash earnings from equity-
accounted investments	11	4	4	19
Direct operating costs	(150)	(55)	(72)	(277)
Adjusted EBITDA(2)	407	243	160	810
Interest expense - borrowings	(111)	(50)	(18)	(179)
Current income taxes	(3)	-	(13)	(16)
Cash portion of non-controlling interests	(57)	-	(9)	(66)
Funds from operations(2)	$236	$193	$120	$549
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)	5,336	3,797	2,546	11,679
Generation (GWh) – actual(1)	4,466	2,999	2,546	10,011
Revenues	$343	$207	$262	$812
Other income	1	2	9	12
Share of cash earnings from equity-	5	2	4	11
accounted investments
Direct operating costs	(110)	(48)	(89)	(247)
Adjusted EBITDA(2)	239	163	186	588
Interest expense - borrowings	(102)	(51)	(51)	(204)
Current income taxes	1	-	(13)	(12)
Cash portion of non-controlling interests	(12)	-	(10)	(22)
Funds from operations(2)	$126	$112	$112	$350
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the U.S. portfolio was 7,856 GWh for the nine months ended September 30, 2013 compared to the long-term average of 7,231 GWh and prior year generation of 4,466 GWh. The increase from prior year was driven by an additional 2,484 GWh from the recently acquired assets in Tennessee, North Carolina, and Maine and a significant increase in generation from existing assets. In the prior year, dry conditions in New York and the mid-western United States resulted in generation levels being well below long-term average.

Revenues totaled $546 million for the nine months ended September 30, 2013 representing a year-over-year increase of $203 million. Approximately $114 million of the increase in revenues is attributable to generation from the facilities acquired within the last year, and the remaining is attributable to the increase in generation levels at existing facilities.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Funds from operations totaled $236 million for the nine months ended September 30, 2013, an increase of $110 million from prior year. Funds from operations were impacted by the increase in Adjusted EBITDA net of the cash portion of non-controlling interests.

Canada

Generation from the Canadian portfolio was 4,093 GWh for the nine months ended September 30, 2013 compared to the long-term average of 3,891 GWh and to prior year generation of 2,999 GWh. Results were above long-term average, with strong inflows at our Ontario assets. The increase in generation from prior year was primarily due to the return to normal hydrology conditions in the current period as lower inflows associated with drier than usual conditions were experienced across eastern Canada in the prior year.

Revenues totaled $294 million for the nine months ended September 30, 2013, representing a year-over-year increase of $87 million, primarily due to the increased generation levels in the current year.

Funds from operations totaled $193 million for the nine months ended September 30, 2013, representing a year-over-year increase of $81 million. Funds from operations were significantly impacted by the increase in revenues.

Brazil

Generation from the Brazilian portfolio was 2,733 GWh for the nine months ended September 30, 2013 compared to the prior year generation of 2,546 GWh. The increase in generation is primarily attributable to one facility acquired and two commissioned within the last year.

Revenues totaled $223 million for the nine months ended September 30, 2013, representing a year-over-year decrease of $39 million. Revenues declined with appreciation of the U.S. dollar compared to the Brazilian real by $30 million, and were higher by $10 million due to generation from facilities acquired or commissioned within the last year. In addition, lower allocated energy volumes which allow us to purchase power at cost and re-sell at contracted rates added $18 million to costs, with incremental revenues included in revenues.

Funds from operations totaled $120 million for the nine months ended September 30, 2013 representing a year-over-year increase of $8 million. Funds from operations were positively impacted by the $33 million decrease in interest expense from the repayment of higher-yielding subsidiary borrowings within the last year, and lower direct operating costs. The decrease in revenues negatively impacted funds from operations.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

WIND

The following table reflects the results of our wind operations for the nine months ended September 30:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)	1,067	854	1,921
Generation (GWh) – actual(1)	970	747	1,717
Revenues	$107	$93	$200
Direct operating costs	(30)	(15)	(45)
Adjusted EBITDA(2)	77	78	155
Interest expense - borrowings	(29)	(34)	(63)
Cash portion of non-controlling interests	(26)	-	(26)
Funds from operations(2)	$22	$44	$66
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(MILLIONS, EXCEPT FOR AS NOTED)	2012
	United States	Canada	Total
Generation (GWh) – LTA(1)	646	854	1,500
Generation (GWh) – actual(1)	461	765	1,226
Revenues	$42	$89	$131
Direct operating costs	(20)	(13)	(33)
Adjusted EBITDA(2)	22	76	98
Interest expense - borrowings	(17)	(32)	(49)
Cash portion of non-controlling interests	(2)	-	(2)
Funds from operations(2)	$3	$44	$47
(1)	Includes 100% generation from equity-accounted investments.
(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from our U.S. wind portfolio was 970 GWh for the nine months ended September 30, 2013, lower than the long-term average of 1,067 GWh and significantly higher than the prior year generation of 461 GWh. The increase in generation from prior year is attributable to the facilities acquired or commissioned within the last year, and from stronger wind conditions.

Revenues totaled $107 million for the nine months ended September 30, 2013, representing a year-over-year increase of $65 million. The increase in revenues is primarily attributable to generation from the assets acquired within the last year, a full nine months of contribution from generation delivered under power purchase agreements, and from stronger wind conditions.

Funds from operations totaled $22 million for the nine months ended September 30, 2013 compared to $3 million in the prior year. Funds from operations were positively impacted by the increase in revenues, and partially offset by increases in interest expense, direct operating costs, and the cash portion of non-controlling interest associated with the growth of the portfolio. The prior year result also does not reflect a full nine months of operations for assets acquired or commissioned.

Canada

Generation from our Canadian wind portfolio was 747 GWh for the nine months ended September 30, 2013, below the long-term average of 854 GWh.

Revenues and funds from operations totaled $93 million and $44 million, respectively, for the nine months ended September 30, 2013, virtually unchanged from the prior year.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

NET ASSET VALUE

The following table presents our net asset value:

	Total		Per Share
	Sep 30	Dec 31	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Property, plant and equipment, at fair value
Hydroelectric(1)	$13,626	$13,005	$51.36	$49.04
Wind energy	2,614	2,244	9.85	8.46
Other	68	71	0.26	0.27
	16,308	15,320	61.47	57.77
Development assets	455	382	1.72	1.44
Equity-accounted investments	314	344	1.18	1.30
Working capital and other, net	150	149	0.57	0.56
Long-term debt and credit facilities	(6,654)	(6,119)	(25.09)	(23.07)
Participating non-controlling interests - in operating
subsidiaries	(1,188)	(1,028)	(4.48)	(3.88)
Preferred equity	(821)	(500)	(3.09)	(1.89)
Net asset value(2)	$8,564	$8,548	$32.28	$32.23
Net asset value attributable to: (3)
General partnership interest in a holding subsidiary
held by Brookfield	$86	$85	$32.28	$32.23
Participating non-controlling interests - in a holding
subsidiary - Redeemable /Exchangeable units
held by Brookfield	4,186	4,179	32.28	32.23
Limited partners' equity	4,292	4,284	32.28	32.23
	$8,564	$8,548
(1)	Includes $35 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(3)
Net asset value per share is based on LP Units, Redeemable/Exchangeable units and General partnership units outstanding as at September 30, 2013 of 133.0 million, 129.7 million and 2.6 million respectively (2012: 132.9 million, 129.7 million and 2.6 million respectively).

Net asset value totaled approximately $8.6 billion as at September 30, 2013, an increase of $16 million from December 31, 2012. During the nine months ended September 30, 2013, over 590 MW of hydroelectric and wind facilities were acquired or commissioned and consolidated into the operating results, and we continued to invest in construction and development of new renewable power projects. These investments totaled $1.6 billion, and were partially offset by the changes in foreign exchange rates in the amount of $471 million. The net asset value was also impacted by the issuance of preferred shares, and additional long-term debt associated with portfolio growth and refinancing of indebtedness on existing renewable power generating facilities.

Property, Plant, Equipment and Development Assets

The assets deployed in our renewable power operations are revalued on an annual basis, with the exception of foreign exchange impacts which are calculated quarterly.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

We value our assets based on discounted cash flows over a 20-year period and key assumptions utilized in 2012 were as follows:

	United States	Canada	Brazil
Discount rate	5.7%	5.2%	9.4%
Terminal capitalization rate	7.0%	6.5%	N/A
Exit date	2032	2032	2029
NET ASSET VALUE FOR HYDROELECTRIC FACILITIES
The following table presents the net asset value of the hydroelectric facilities:
				Sep 30	Dec 31
(MILLIONS)	United States	Canada	Brazil	2013	2012
Hydroelectric power assets(1)	$5,966	$5,196	$2,464	$13,626	$13,005
Development assets	112	265	25	402	369
Equity-accounted investments	197	57	60	314	344
	6,275	5,518	2,549	14,342	13,718
Working capital and other, net	154	13	118	285	286
Subsidiary borrowings	(2,179)	(1,184)	(255)	(3,618)	(3,258)
Participating non-controlling interests -
in operating subsidiaries	(654)	(27)	(246)	(927)	(737)
Net asset value(2)	$3,596	$4,320	$2,166	$10,082	$10,009
(1)	Includes $35 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

The net asset value of hydroelectric facilities was $10.1 billion as at September 30, 2013, an increase of $73 million from December 31, 2012.  The increase was primarily attributable to the acquisition of a 360 MW portfolio of hydroelectric facilities in Northeastern United States and the step acquisition of the 83 MW facility in British Columbia in the amount of $927 million partially offset by the impact on property, plant and equipment of changes in foreign exchange rates in the amount of $404 million.  The net asset value was impacted by additional borrowings as a result of our portfolio growth.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

NET ASSET VALUE FOR WIND FACILITIES
The following table presents the net asset value of our wind facilities:

			Sep 30	Dec 31
(MILLIONS)	United States	Canada	2013	2012
Wind power assets	$1,254	$1,360	$2,614	$2,244
Development assets	27	26	53	13
	1,281	1,386	2,667	2,257
Working capital and other, net	51	(42)	9	(55)
Subsidiary borrowings	(654)	(755)	(1,409)	(1,089)
Participating non-controlling interests -
in operating subsidiaries	(253)	(8)	(261)	(291)
Net asset value(1)	$425	$581	$1,006	$822
(1)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

The net asset value of wind facilities was $1.0 billion as at September 30, 2013, compared to $822 million as at December 31, 2012. This increase is primarily due to the acquisition of 165 MW of wind assets in California in the amount of $421 million, partially offset by the impact of changes in foreign exchange rates in the amount of $52 million.  Partially offsetting the increase were subsidiary borrowings attributable to the recent acquisition as well as the re-financing associated with an Ontario wind facility.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

SEGMENTED NET ASSET VALUE
The following table provides a breakdown of our consolidated net asset value:

			Corporate	Sep 30	Dec-31
(MILLIONS)	Hydroelectric	Wind energy	and other	2013	2012
Property, plant and equipment, at fair value(1)	$13,626	$2,614	$68	$16,308	$15,320
Development assets	402	53	-	455	382
Equity-accounted investments	314	-	-	314	344
	14,342	2,667	68	17,077	16,046
Working capital and other, net	285	9	(144)	150	149
Long-term debt and credit facilities	(3,618)	(1,409)	(1,627)	(6,654)	(6,119)
Participating non-controlling interests - in
operating subsidiaries	(927)	(261)	-	(1,188)	(1,028)
Preferred equity	-	-	(821)	(821)	(500)
Net asset value(2)	$10,082	$1,006	$(2,524)	$8,564	$8,548
Deferred income tax liabilities				(2,414)	(2,349)
Deferred income tax assets				112	81
Values not recognized under IFRS				(392)	-
				$5,870	$6,280

General partnership interest in a holding
subsidiary held by Brookfield				$59	$63
Participating non-controlling interests - in a
holding subsidiary - Redeemable
/Exchangeable units held by Brookfield				2,869	3,070
Limited partners' equity				2,942	3,147
				$5,870	$6,280
(1)	Includes $35 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

LIQUIDITY AND CAPITAL RESOURCES

A key element of our financing strategy is to raise the majority our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at September 30, 2013, long-term indebtedness increased from December 31, 2012 as a result of the portfolio growth. The debt to capitalization ratio increased to 39% from 38% at December 31, 2012 primarily due to the increase in subsidiary borrowings to fund the portfolio growth.

Capitalization

The following table summarizes the capitalization using book values:

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Credit facilities(1)	$178	$268
Corporate borrowings(1)	1,449	1,504
Subsidiary borrowings(2)	5,027	4,347
Long-term indebtedness	6,654	6,119
Preferred equity	821	500
Participating non-controlling interests - in operating subsidiaries	1,188	1,028
Net asset value(3)	8,564	8,548
Total capitalization	$17,227	$16,195
Debt to total capitalization(3)	39%	38%
(1)	Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.
(2)	Issued by a subsidiary of Brookfield Renewable and secured against its assets. The amounts are not guaranteed.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding the Use of Non-IFRS Measures".

During the nine months ended September 30, 2013, we completed a number of financings associated with the growth in our portfolio.  Highlights include the following:

•
Purchased 88% of the $575 million in operating company notes and 100% of the $125 million in holding notes outstanding with respect to the acquired hydroelectric portfolio in Northeastern United States. The purchase of the tendered notes was partially funded through a non-recourse, 24-month bridge loan of up to $350 million.

•	Refinanced indebtedness on a 166 MW Ontario wind facility through a C$450 million loan for a term of 18 years at 5.1%.

•	Refinanced indebtedness on a 51 MW Ontario wind facility through a C$130 million loan for a term of 19 years at 5.0%.

•	Issued C$175 million of the Series 5 and Series 6 Class A Preference Shares with a fixed, annual, yield of 5%.

•	With the acquisition of Western Wind, subsidiary borrowings increased by $250 million.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Available liquidity

We operate with substantial liquidity, which along with ongoing cash flow from operations enables us to fund growth initiatives, capital expenditures, distributions, and to finance the business on an investment grade basis.

The following table summarizes the available liquidity:

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Cash and cash equivalents	$185	$137
Credit facilities
Authorized credit facilities	1,480	990
Draws on credit facilities	(178)	(268)
Issued letters of credit	(240)	(182)
Available portion of credit facilities	1,062	540
Available liquidity	$1,247	$677

Available liquidity is comprised of cash and the unused portion of credit facilities. As at September 30, 2013, we had $1,247 million of available liquidity (December 31, 2012: $677 million) which provides the flexibility to fund ongoing portfolio growth initiatives and to protect against short-term fluctuations in generation.

During the nine months ended September 30, 2013, we expanded the revolving credit facilities from $990 million to $1,280 million and extended the maturity date of all credit facilities to October 31, 2017. In addition, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility expiring in December 2013, at LIBOR plus 2%.

Long-term debt and credit facilities
The following table summarizes our principal repayments and maturities as at September 30, 2013:

(MILLIONS)	Balance of 2013	2014	2015	2016	2017	Thereafter	Total
Principal repayments
Subsidiary borrowings	$50	$517	$504	$264	$579	$3,149	$5,063
Corporate borrowings and
credit facilities	-	-	-	291	178	1,165	1,634
Equity-accounted investments	-	-	35	1	126	8	170
	$50	$517	$539	$556	$883	$4,322	$6,867

Subsidiary borrowings maturing in 2014 include $375 million on hydroelectric facilities in the United States.  All borrowings are expected to be refinanced in the normal course.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Sep 30	Dec 31	Sep 30	Dec 31
	2013	2012	2013	2012
Corporate borrowings	8.0	8.7	5.3	5.3
Subsidiary borrowings	12.1	11.8	6.0	6.4
Credit facilities	4.1	3.8	1.5	2.0

For the nine months ended September 30, 2013, we reduced our borrowing costs and extended the maturity of all our subsidiary borrowings and credit facilities, in an environment where interest rates are near historical lows.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

CONTRACT PROFILE

We have a predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 19 years, combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

As at September 30, 2013, we had contracted 91% of the 2013 generation output at an average price of $81 per MWh. The following table sets out contracts over the next five years for generation output from existing facilities assuming long-term average hydrology and wind conditions:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2013	2014	2015	2016	2017
Generation (GWh)
Contracted(1)
Hydroelectric(2)	4,130	15,920	14,294	14,002	13,384
Wind energy	603	2,490	2,490	2,489	2,489
Other	100	134	-	-	-
	4,833	18,544	16,784	16,491	15,873
Uncontracted	459	3,012	4,655	4,921	5,539
Total long-term average	5,292	21,556	21,439	21,412	21,412
Long-term average on a proportionate basis(3)	4,390	17,727	17,598	17,571	17,571

Contracted generation – as at September 30
% of total generation	91%	86%	78%	77%	74%
% of total generation on a proportionate basis(3)	95%	92%	85%	84%	81%

Price per MWh	$81	$83	$85	$85	$84
(1)	Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.
(2)	Long-term average for 2014 to 2017 includes generation from one facility in Canada that is currently under construction with estimated commercial operation date in mid-2014.
(3)	Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power sales agreements are with investment-rated or creditworthy counterparties:

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

SUMMARY CONSOLIDATED BALANCE SHEETS
The following table provides a summary of the key line items on the consolidated balance sheets:
	Sep 30	Dec 31
(MILLIONS)	2013	2012
Property, plant and equipment, at fair value	$16,336	$15,658
Equity-accounted investments	314	344
Total assets	17,591	16,925
Long-term debt and credit facilities	6,654	6,119
Deferred income tax liabilities	2,414	2,349
Total liabilities	9,712	9,117
Preferred equity	821	500
Participating non-controlling interests - in operating subsidiaries	1,188	1,028
General partnership interest in a holding subsidiary held by Brookfield	59	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,869	3,070
Limited partners' equity	2,942	3,147
Total liabilities and equity	17,591	16,925

CAPITAL EXPENDITURES

Total sustaining capital expenditures are in line with the long-term plan for 2013 and are expected to be between $50 million to $70 million annually.

Project costs on the 45 MW hydroelectric project in British Columbia are expected to be $200 million. The project is progressing on scope, schedule and budget.

GUARANTEES

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries of Brookfield Renewable provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2013 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Renewable has no off-balance sheet financing arrangements.

RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term power purchase agreements to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 8 — Related Party Transactions in our December 31, 2012 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2013	2012	2013	2012
Revenues
Purchase and revenue support agreements	$102	$54	$339	$289
Wind levelization agreement	3	1	5	1
	$105	$55	$344	$290
Direct operating costs
Energy purchases	$(8)	$(8)	$(26)	$(38)
Energy marketing fee	(5)	(5)	(15)	(14)
Insurance services	(6)	(5)	(19)	(13)
	$(19)	$(18)	$(60)	$(65)
Management service costs	$(9)	$(10)	$(32)	$(25)

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items on the consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2013	2012	2013	2012
Cash flow provided by (used in):
Operating activities	$225	$84	$655	$378
Financing activities	(275)	(204)	(246)	(402)
Investing activities	4	61	(355)	(17)
Foreign exchange (loss) gain on cash	-	1	(6)	(7)
(Decrease) increase in cash and cash
equivalents	$(46)	$(58)	$48	$(48)

Cash and cash equivalents as at September 30, 2013 totaled $185 million, representing an increase of $48 million since December 31, 2012.
Operating Activities
Cash flows provided by operating activities totaled $225 million for the three months ended September 30, 2013, resulting in a year-over-year increase of $141 million.
Cash flows provided by operating activities totaled $655 million for nine months ended September 30, 2013, resulting in a year-over-year increase of $277 million.
The increases are primarily attributable to funds from operations and net changes in working capital balances.
Financing Activities
Cash flows used in financing activities totaled $275 million for the three months ended September 30, 2013. The net repayments on existing borrowings and distributions totaled $341 million and $139 million, respectively. Upon closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in our recently acquired, 360 MW portfolio of hydroelectric generation facilities located in the Northeastern United States for $205 million.

For the three months ended September 30, 2013 cash distributions to shareholders were $95 million (2012: $92 million). The distributions related to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $10 million and $34 million, respectively (2012: $3 million and $ nil, respectively).

Cash flows used in financing activities totaled $246 million for the nine months ended September 30, 2013. Repayments related to subsidiary borrowings and credit facilities were approximately $1.6 billion. Long-term debt increased by $1.2 billion due to the growth in our portfolio and re-financings at two Ontario wind facilities. Capital was provided from the issuance of C$175 million of Series 5 and Series 6 Class A Preference Shares and the $246 million from participating non-controlling interests.

For the nine months ended September 30, 2013 cash distributions to shareholders were $282 million (2012: $271 million). The distributions related to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $25 million and $113 million, respectively (2012: $10 million and $23 million, respectively).

Investing Activities
Cash flows provided by investing activities for the three months September 30, 2013 totaled $4 million and related primarily to cash inflows that were partially offset by the continued investment in construction of renewable power generating assets of $33 million and sustaining capital expenditures of $23 million.

Cash flows used in investing activities for the nine months ended September 30, 2013 totaled $355 million.  Our investments were with respect to the acquisition of 443 MW of hydroelectric facilities and 165 MW of wind portfolio that when combined totaled $243 million. In addition, our investment in construction of renewable power generating assets amounted to $113 million and sustainable capital expenditures totaled $44 million.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

NON-CONTROLLING INTERESTS
Preferred equity

In January 2013 and May 2013 we issued C$175 million of Series 5 and Series 6 Class A preference shares with fixed, annual, cumulative dividends yielding 5%. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

For the three and nine months ended September 30, 2013, dividends declared on all series of preference shares were $10 million and $27 million respectively (2012: $3 million and $10 million).
As at September 30, 2013, no preference shares have been redeemed.
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. During the nine months ended September 30, 2013, no incentive distributions were paid.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield
BRELP has issued Redeemable/Exchangeable Partnership Units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration after a mandatory two-year holding period from the date of issuance. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, the Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity, and not as a liability.

For the three and nine months ended September 30, 2013, BRELP declared distributions on Redeemable/Exchangeable Partnership Unit to Brookfield Asset Management of $47 million and $141 million respectively (2012: $45 million and $134 million).

As at September 30, 2013, Redeemable/Exchangeable Partnership Units outstanding were 129,658,623.

LIMITED PARTNERS’ EQUITY

A secondary offering was completed during the first quarter of 2013 in which Brookfield Asset Management sold 8,065,000 of its LP Units at an offering price of C$31.00 per LP Unit. As a result, Brookfield Asset Management now owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 65% of Brookfield Renewable on a fully-exchanged basis. The fully-exchanged amounts assume the exchange of LP Units for the participating non-controlling interests in BRELP, which may or may not occur since Brookfield can elect to continue to hold its direct interest in BRELP through Redeemable/Exchangeable partnership units rather than exchanging this interest for LP Units.

Brookfield Renewable maintains a distribution reinvestment plan, which allows holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. The LP Units increased by 21,832 and 57,785, respectively for the three and nine months ended September 30, 2013 (2012: 11,587 and 57,359, respectively).

As at September 30, 2013, the total amount of LP Units outstanding were 132,959,701.
Distributions

For the three and nine months ended September 30, 2013, Brookfield Renewable declared distributions on its LP Units of $49 million and $145 million or $0.3625 and $1.09 per LP Unit respectively (2012: $46 million and $138 million or $0.345 and $1.04 per LP Unit respectively).

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The composition of the distribution is presented in the following table:
	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2013	2012	2013	2012
Brookfield Asset Management	$15	$17	$44	$50
External LP Unitholders	34	29	101	88
	$49	$46	$145	$138
During the nine months ended September 30, 2013, unitholder distributions were increased to $1.45 per unit from $1.38 per unit, on an annualized basis.
CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The consolidated annual financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant Accounting Policies in our audited consolidated financial statements for the year ended December 31, 2012 are considered critical accounting estimates as defined in regulation 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans in Mississagi Power Trust and Great Lakes Power Limited. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the analysis of business and environmental risks section of the 2012 Annual report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

FUTURE CHANGES IN ACCOUNTING POLICIES
(i) Financial Instruments
IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

ADOPTION OF ACCOUNTING STANDARDS

The following new accounting standards were applied or adopted by Brookfield Renewable during the year and overall had no material impact on the interim consolidated financial statements. See Note 2 (c) – Significant accounting policies in our interim consolidated financial statements and Note 2 (q) – Future changes in accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

•	IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1,
•	IFRS 10, Consolidated Financial Statements,
•	IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,
•	IFRS 12, Disclosure of Interests in Other Entities,
•	IFRS 13, Fair Value Measurement,
•	IAS 19, Employee Benefits (Revised 2011) (IAS 19R), and
•	IAS 34, Interim financial reporting and segment information for total assets and liabilities

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2013			2012				2011
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 (1)
Generation (GWh)(2)	5,154	6,265	5,535	4,053	2,971	4,101	4,817	3,848
Revenues	$392	$484	$437	$317	$229	$337	$426	$267
Adjusted EBITDA(3)	260	357	319	195	118	221	318	154
Funds from operations(3)	108	187	162	74	11	87	175	34
Net (loss) income:
Non-controlling interests
Preferred equity	10	10	7	6	4	3	3	3
Participating non-controlling
interests - in operating subsidiaries	8	24	16	(14)	(11)	(14)	(1)	1
General partnership interest in a
holding subsidiary held by Brookfield	-	-	1	(1)	-	-	-	(1)
Participating non-controlling
interests - in a holding subsidiary
Redeemable/Exchangeable
units held by Brookfield	5	22	30	(27)	(26)	4	14	(44)
Limited partners' equity	5	22	31	(28)	(26)	4	15	(45)
	28	78	85	(64)	(59)	(3)	31	(86)
Basic and diluted earnings (loss) income
per LP Unit(4)	0.04	0.17	0.23	(0.20)	(0.20)	0.03	0.11	(0.33)
Distributions:
Preferred equity	10	10	7	6	3	4	3	3
General partnership interest in a holding
subsidiary held by Brookfield	1	1	1	1	1	1	1	1
Participating non-controlling
interests - in a holding subsidiary -
Redeemable/Exchangeable
units held by Brookfield	47	47	47	45	45	45	44	43
Limited partners' equity	49	48	48	45	46	47	45	45
(1)
Comparative quarterly consolidated financial information for the year ended December 31, 2011 was revised to reflect adjustments, primarily related to deferred income tax and foreign currency translation, which were identified through the completion of the Combination. The adjustments do not impact the comparative annual consolidated financial information for the year ended December 31, 2011.

(2)	Actual generation includes 100% of generation from equity-accounted investments.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(4)	Average LP Units outstanding during 2013 and 2012 totaled 132.9 million (2011: 132.8 million).

RISK FACTORS
For a discussion on risks affecting our business, see our Annual Information Form, Form 20-F and other public disclosures which can be accessed on SEDAR and EDGAR.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

ADDITIONAL INFORMATION

Additional information, including our Annual Information Form filed with securities regulators in Canada and our Form 20-F filed with the Securities Exchange Commission, are available on our website at www.brookfieldrenewable.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov.

SUBSEQUENT EVENTS
In November 2013, we announced an agreement to acquire a 70 MW hydroelectric portfolio in Maine consisting of nine facilities on three rivers. The portfolio is expected to generate approximately 375 GWh annually. The acquisition is being pursued with institutional partners and we will assume an approximate 40% interest in the portfolio.

We also announced an agreement to acquire, with our institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. We will retain an approximate 25% interest in the facility.

The transactions above are subject to regulatory approvals and other customary closing conditions and are expected to close before the end of 2013.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS ASSUMING LONG-TERM AVERAGE

Revenues on a pro forma basis are computed by using long-term average generation for each facility, and multiplied by the pricing in the respective power purchase agreements, where applicable. The majority of direct operating costs are fixed, regardless of changes in generation levels or revenue, except for certain items such as water royalty fees which are charged based on generation or revenues and will vary from time to time. The following table reflects Adjusted EBITDA and funds from operations, assuming long-term average generation:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Generation (GWh)	4,960	4,049	16,456	13,596
Revenues	$369	$328	$1,275	$1,157
Other income	1	2	5	12
Share of cash earnings from equity-accounted
investments	7	3	19	11
Direct operating costs	(139)	(118)	(399)	(363)
Adjusted EBITDA(1)	238	215	900	817
Interest expense – borrowings	(105)	(99)	(313)	(313)
Management service costs	(9)	(10)	(32)	(25)
Current income taxes	(4)	1	(15)	(12)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(3)	(27)	(10)
Participating non-controlling interests - in
operating subsidiaries	(19)	(11)	(80)	(38)
Funds from operations(1)	$91	$93	$433	$419
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management's Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Management's Discussion and Analysis include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, the future growth prospects, achieving long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Management's Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; general industry risks relating to the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify and complete sufficient investment opportunities; the growth of our portfolio; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield’s key professionals; and the completion and expected benefits of announced transactions.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Management's Discussion and Analysis and should not be relied upon as representing our views as of any date subsequent to November 6, 2013, the date of this Management's Discussion and Analysis. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Management's Discussion and Analysis contains references to Adjusted EBITDA, funds from operations, adjusted funds from operations and net asset value which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, funds from operations, adjusted funds from operations and net asset value used by other entities. We believe that Adjusted EBITDA, funds from operations, adjusted funds from operations and net asset value are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, funds from operations, adjusted funds from operations nor net asset value should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, funds from operations and adjusted funds from operations to net income is presented in our Management’s Discussion and Analysis and in Note 14 — Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

		Sep 30	Dec 31
		2013	2012
			Restated
UNAUDITED (MILLIONS)	Notes		(See Note 2(c))

Assets
Current assets
Cash and cash equivalents		$185	$137
Restricted cash		206	157
Trade receivables and other current assets		159	194
Due from related parties		28	34
		578	522
Due from related parties		-	22
Equity-accounted investments	6	314	344
Property, plant and equipment, at fair value	7	16,336	15,658
Intangible assets		35	44
Deferred income tax assets	10	112	81
Other long-term assets		216	254
		$17,591	$16,925
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$280	$207
Financial instrument liabilities	4	74	113
Due to related parties		116	109
Current portion of long-term debt	9	520	532
		990	961
Financial instrument liabilities	4	-	32
Long-term debt and credit facilities	9	6,134	5,587
Deferred income tax liabilities	10	2,414	2,349
Other long-term liabilities		174	188
		9,712	9,117
Equity
Non-controlling interests
Preferred equity	11	821	500
Participating non-controlling interests - in operating subsidiaries	11	1,188	1,028
General partnership interest in a holding subsidiary held by
Brookfield	11	59	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	11	2,869	3,070
Limited partners' equity	12	2,942	3,147
		7,879	7,808
		$17,591	$16,925

The accompanying notes are an integral part of these interim consolidated financial statements.
Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti	David Mann
Director	Director

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Three months ended Sep 30		Nine months ended Sep 30
		2013	2012	2013	2012
UNAUDITED			Restated		Restated
(MILLIONS, EXCEPT PER UNIT AMOUNTS)	Notes	(see note 16)		(see note 16)
Revenues	5	$392	$229	$1,313	$992
Other income		1	2	5	12
Direct operating costs		(140)	(116)	(401)	(358)
Management service costs	5	(9)	(10)	(32)	(25)
Interest expense – borrowings		(105)	(99)	(313)	(313)
Share of earnings (loss) from equity-accounted
investments	6	3	(2)	9	(2)
Unrealized financial instrument gain (loss)	4	11	6	30	(6)
Depreciation and amortization	7	(133)	(117)	(398)	(360)
Other	3	2	10	(6)	1
Income (loss) before income taxes		22	(97)	207	(59)
Income tax recovery (expense)
Current	10	(4)	1	(15)	(12)
Deferred	10	10	37	(1)	40
		6	38	(16)	28
Net income (loss)		$28	$(59)	$191	$(31)
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	11	$10	$4	$27	$10
Participating non-controlling interests - in
operating subsidiaries	11	8	(11)	48	(26)
General partnership interest in a holding
subsidiary held by Brookfield	11	-	-	1	-
Participating non-controlling interests - in a
holding subsidiary -
Redeemable/Exchangeable units held by
Brookfield	11	5	(26)	57	(8)
Limited partners' equity	12	5	(26)	58	(7)
		$28	$(59)	$191	$(31)
Basic and diluted earnings (loss) per LP Unit		$0.04	$(0.20)	$0.44	$(0.06)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended Sep 30			Nine months ended Sep 30
		2013	2012	2013	2012
UNAUDITED			Restated		Restated
(MILLIONS)	Notes	(See Notes 2(c) and 16)		(See Notes 2(c) and 16)
Net income (loss)		$28	$(59)	$191	$(31)
Other comprehensive income (loss) that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	6,7	-	-	-	53
Actuarial losses on defined benefit plans	2	9	-	9	(8)
Deferred income taxes on above items	10	(2)	-	(2)	1
Total items that will not be reclassified to net income (loss)		7	-	7	46
Other comprehensive income (loss) that may be
reclassified to net income (loss)
Financial instruments designated as cash-flow
hedges
Gains (losses) arising during the period	4	(1)	(2)	49	(5)
Reclassification adjustments for amounts
recognized in net income (loss)	4	(9)	(3)	(5)	8
Foreign currency translation		31	66	(316)	(114)
Deferred income taxes on above items	10	(1)	-	(13)	(3)
Total items that may be reclassified subsequently
to net income (loss)		20	61	(285)	(114)
Other comprehensive income (loss)		27	61	(278)	(68)
Comprehensive income (loss)		$55	$2	$(87)	$(99)
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	11	$27	$12	$(1)	$19
Participating non-controlling interests - in
operating subsidiaries	11	6	(10)	34	(26)
General partnership interest in a holding
subsidiary held by Brookfield	11	-	-	(1)	(2)
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	11	11	-	(59)	(45)
Limited partners' equity	12	11	-	(60)	(45)
		$55	$2	$(87)	$(99)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income
THREE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		Actuarial losses on defined		Total limited		Participating non-controlling partnership interests - in	General interest in a holding subsidiary	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2012	$(81)	$111	$3,039	$-	$(33)	$3,036	$242	$724	$60	$2,966	$7,028
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance at June 30, 2012 (restated)	$(81)	$111	$3,039	$(11)	$(33)	$3,025	$242	$724	$60	$2,955	$7,006
Net income (loss)	(26)	-	-	-	-	(26)	4	(11)	-	(26)	(59)
Other comprehensive income (loss)	-	29	-	-	(3)	26	8	1	-	26	61
Acquisitions	-	-	-	-	-	-	-	17	-	-	17
Distributions	(46)	-	-	-	-	(46)	(3)	-	(1)	(45)	(95)
Other	(2)	-	4	-	-	2	(1)	(3)	1	-	(1)
Change in period	(74)	29	4	-	(3)	(44)	8	4	-	(45)	(77)
Balance, as at September 30, 2012 (restated)	$(155)	$140	$3,043	$(11)	$(36)	$2,981	$250	$728	$60	$2,910	$6,929

Balance as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764
Net income	5	-	-	-	-	5	10	8	-	5	28
Other comprehensive income (loss)	-	4	-	4	(2)	6	17	(2)	-	6	27
Acquisitions (note 3)	-	-	-	-	-	-	-	205	-	-	205
Distributions	(49)	-	-	-	-	(49)	(10)	(33)	(1)	(47)	(140)
Contributions and other	2	-	-	-	-	2	-	(9)	1	1	(5)
Change in period	(42)	4	-	4	(2)	(36)	17	169	-	(35)	115
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income
NINE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		Actuarial losses on defined		Total limited		Participating non-controlling interests - in	General partnership interest in a holding subsidiary	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2012	$(9)	$194	$3,015	$-	$(31)	$3,169	$241	$629	$64	$3,097	$7,200
Effect of retrospectively adopting IAS 19R	-	-	-	(8)	-	(8)	-	-	-	(8)	(16)
Balance at January 1, 2012 (restated)	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184
Net income (loss)	(7)	-	-	-	-	(7)	10	(26)	-	(8)	(31)
Other comprehensive income (loss)	-	(54)	24	(3)	(5)	(38)	9	-	(2)	(37)	(68)
Acquisitions	-	-	-	-	-	-	-	146	-	-	146
Distributions	(138)	-	-	-	-	(138)	(10)	(23)	(3)	(134)	(308)
Other	(1)	-	4	-	-	3	-	2	1	-	6
Change in period	(146)	(54)	28	(3)	(5)	(180)	9	99	(4)	(179)	(255)
Balance, as at September 30, 2012 (restated)	$(155)	$140	$3,043	$(11)	$(36)	$2,981	$250	$728	$60	$2,910	$6,929

Balance, as at January 1, 2013	$(227)	$125	$3,285	$-	$(25)	$3,158	$500	$1,028	$63	$3,081	$7,830
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance as at January 1, 2013 (restated)	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	58	-	-	-	-	58	27	48	1	57	191
Other comprehensive income (loss)	-	(136)	-	4	14	(118)	(28)	(14)	(2)	(116)	(278)
Shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions (note 3)	14	-	(14)	-	-	-	-	205	-	-	205
Distributions	(145)	-	-	-	-	(145)	(27)	(113)	(3)	(141)	(429)
Contributions and other	-	-	-	-	-	-	-	34	-	(1)	33
Change in period	(73)	(136)	(14)	4	14	(205)	321	160	(4)	(201)	71
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Nine months ended
UNAUDITED			Sep 30		Sep 30
(MILLIONS)	Notes	2013	2012	2013	2012
Operating activities
Net income (loss)		$28	$(59)	$191	$(31)
Adjustments for the following non-cash items:
Depreciation and amortization	7	133	117	398	360
Unrealized financial instrument (gain) loss	4	(11)	(6)	(30)	6
Share of (earnings) loss from equity accounted
investments	6	(3)	2	(9)	2
Deferred income tax expense (recovery)	10	(10)	(37)	1	(40)
Other non-cash items		1	(6)	3	23
Dividends received from equity-accounted investments		8	1	14	8
Net change in working capital balances		79	72	87	50
		225	84	655	378
Financing activities
Long-term debt – borrowings	9	-	448	1,222	1,294
Long-term debt – repayments	9	(341)	(582)	(1,631)	(1,534)
Capital provided by participating non-controlling interests -
in operating subsidiaries	3,11	205	25	246	142
Issuance of preferred equity	11	-	-	337	-
Distributions:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	11	(44)	(3)	(138)	(33)
To unitholders of Brookfield Renewable or BRELP	11,12	(95)	(92)	(282)	(271)
		(275)	(204)	(246)	(402)
Investing activities
Acquisitions	3	-	(15)	(243)	(177)
Investment in:
Sustaining capital expenditures		(23)	(20)	(44)	(45)
Development and construction of renewable power
generating assets		(33)	(63)	(113)	(237)
Investment tax credits related to renewable power generating
assets		-	84	-	199
Due to or from related parties		24	54	14	192
Investment in securities		-	(28)	-	(28)
Restricted cash and other		36	49	31	79
		4	61	(355)	(17)
Foreign exchange gain (loss) on cash		-	1	(6)	(7)
Cash and cash equivalents
(Decrease) increase		(46)	(58)	48	(48)
Balance, beginning of period		231	235	137	225
Balance, end of period		$185	$177	$185	$177
Supplemental cash flow information:
Interest paid		$52	$49	$249	$232
Interest received		1	3	5	13
Income taxes paid (recovered)		5	(1)	24	10

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada and Brazil.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2. BASIS OF PREPARATION AND CHANGES TO BROOKFIELD RENEWABLE’S ACCOUNTING POLICIES

(a) Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2012, with the exception of the changes in accounting policy related to IAS 19, Employee Benefits.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s audited 2012 annual consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on November 4, 2013.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

(c) New standards, interpretations and amendments adopted by Brookfield Renewable

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of Brookfield Renewable’s audited 2012 annual consolidated financial statements, except for the adoption of new standards and interpretations effective January 1, 2013.

The following new accounting standards applied or adopted had no material impact on the interim consolidated financial statements. Please see Note 2(q) – Future changes in accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

●	IFRS 10, Consolidated Financial Statements,
●	IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,
●	IFRS 12, Disclosure of Interests in Other Entities,
●	IFRS 13, Fair Value Measurement, and
●	IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities.

Brookfield Renewable applied, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IAS 19 (Revised 2011), Employee Benefits, and amendments to IAS 1, Presentation of Financial Statements. The nature and the impact of the new standard/amendment are described below:

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of power generating assets). The amendment affected presentation only and had no impact on Brookfield Renewable’s financial position or performance.

IAS 19 Employee Benefits (Revised 2011)  (IAS 19R)

IAS 19R introduced amendments to the accounting for defined benefit plans, including the treatment of actuarial gains and losses that are now recognized in OCI and permanently excluded from profit and loss. Also, expected returns on plan assets are no longer recognized in profit or loss, instead there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation.

Brookfield Renewable assessed its accounting policy on the recognition of actuarial gains and losses from its defined benefit plans. Brookfield Renewable previously recognized the net cumulative unrecognized actuarial gains and losses, which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The adoption of IAS 19R, Employee Benefits, required Brookfield Renewable to retroactively restate its consolidated financial statements. The following table summarizes these amounts:

	As at December 31, 2012			As at January 1, 2012
	Previously			Previously
(MILLIONS)	presented	Adjustment	Restated	presented	Adjustment	Restated
Consolidated Balance Sheets:
Other long-term liabilities	$157	$31	$188	$164	$23	$187
Deferred income tax liabilities	2,358	(9)	2,349	2,374	(7)	2,367
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	3,081	(11)	3,070	3,097	(8)	3,089
Limited partners' equity	3,158	(11)	3,147	3,169	(8)	3,161

Consolidated Statements of Changes in Equity:
Actuarial losses on defined benefit plans	$-	$(11)	$(11)

For the nine months ended September 30, 2012
Consolidated Statements of Comprehensive Income (Loss):
Actuarial losses on defined benefit plans	$-	$(8)	$(8)
Deferred income taxes on above items, net	(4)	2	(2)

There was no impact to earnings per LP Unit.

(d) Future changes

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the 2012 annual consolidated financial statements.

3. BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Northeastern United States Hydroelectric Generation Assets

In March 2013, Brookfield Renewable acquired a 100% interest in a 360 MW portfolio of hydroelectric generation facilities, located in Northeastern United States. Total consideration paid of $57 million included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments. Holding and project level notes, with a face value of $700 million, were also assumed. The acquisition costs of $8 million were expensed as incurred. In September 2013, upon closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in these facilities for $205 million.

California Wind Generation Assets

In August 2012, Brookfield Renewable acquired 16% of the outstanding common shares of Western Wind Energy Corp. ("Western Wind") for a total cash consideration of $25 million.

On March 1, 2013, the Board of Directors were replaced by directors appointed by Brookfield Renewable and, as a result Brookfield Renewable began consolidating the operating results, cash flows and net assets of Western Wind. Further, Brookfield Renewable was required to re-measure its previously held 16% interest to fair value, and the net impact of this re-measurement was not material.

On March 7, 2013, Brookfield Renewable increased its ownership to 93% of the outstanding common shares for additional cash consideration of $143 million.  As Brookfield Renewable held more than 90% of the common shares, on May 21, 2013, it acquired all of the remaining common shares on the same terms that the common shares were acquired under the Offer, for additional cash consideration of $15 million.  The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

Canadian Hydroelectric Generation Asset

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric generation facility in Canada taking its total investment to 100% (the “Step Acquisition”).

The Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

	Northeastern
(MILLIONS)	United States	California	Canada	Total
Cash and cash equivalents	$-	$2	$6	$8
Restricted cash	32	8	-	40
Other current assets	12	9	9	30
Property, plant and equipment	721	444	213	1,378
Other long-term assets	22	30	-	52
Current liabilities	(10)	(26)	(29)	(65)
Long-term debt	(720)	(250)	(105)	(1,075)
Other long-term liabilities	-	(31)	(39)	(70)
Non-controlling interests	-	(68)	-	(68)
Net assets acquired	$57	$118	$55	$230

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2012 audited annual consolidated financial statements.

Financial Instrument Disclosures

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.

Fair values determined using the valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.  In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The following table presents Brookfield Renewable’s financial assets and financial liabilities measured at fair value classified by the fair value hierarchy:

	Sep 30, 2013				Dec 31, 2012
(MILLIONS)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$185	$-	$-	$185	$137
Restricted cash	206	-		206	157
Available-for-sale investments(1)	-	-	-	-	26
Financial instrument liabilities
Energy derivative contracts	-	(4)	-	(4)	(13)
Interest rate swaps	-	(70)	-	(70)	(132)
Total	$391	$(74)	$-	$317	$175
(1)	Available-for-sale investments represent an investment in securities of Western Wind and were included in Other long-term assets.

There were no transfers between levels during the three and nine months ended September 30, 2013.

The aggregate amount of Brookfield Renewable’s financial instrument positions are as follows:

	Sep 30, 2013			Dec 31, 2012
(MILLIONS)	Asset	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$7	$11	$4	$13
Interest rate swaps	14	84	70	132
Total	21	95	74	145
Less: current portion	7	81	74	113
Long-term portion	$14	$14	$-	$32

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the three and nine months ended September 30, 2013, unrealized gains of $2 million and $12 million, respectively, were recognized in the statement of income (loss) (2012: unrealized gains of $7 million and $14 million, respectively).

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

For the three and nine months ended September 30, 2013, unrealized gains of $9 million and $18 million respectively were recognized in the statement of income (loss) (2012: unrealized losses of $1 million and $20 million, respectively). For the three and nine months ended September 30, 2013, unrealized losses of $1 million and gains of $47 million, respectively, were recognized in OCI (2012: unrealized losses of $2 million and $5 million, respectively).

For the three and nine months ended September 30, 2013, losses of $9 million and $5 million, respectively, relating to cash flow hedges were reclassified from OCI to net income (loss) (2012: losses at $3 million and gains at $8 million, respectively).

5. RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2013	2012	2013	2012
Revenues
Purchase and revenue support agreements	$102	$54	$339	$289
Wind levelization agreement	3	1	5	1
	$105	$55	$344	$290
Direct operating costs
Energy purchases	$(8)	$(8)	$(26)	$(38)
Energy marketing fee	(5)	(5)	(15)	(14)
Insurance services	(6)	(5)	(19)	(13)
	$(19)	$(18)	$(60)	$(65)
Management service costs	$(9)	$(10)	$(32)	$(25)

6. EQUITY-ACCOUNTED INVESTMENTS

The following table presents the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Nine months ended	Year ended
(MILLIONS)	Sep 30, 2013	Sep 30, 2013	Dec 31, 2012
Balance, beginning of period	$318	$344	$405
Step acquisitions	-	(22)	(63)
Revaluation recognized through OCI	-	-	16
Share of OCI	-	2	-
Share of net income (loss)	3	9	(5)
Dividends received	(8)	(14)	(12)
Foreign exchange loss	-	(9)	(5)
Other	1	4	8
Balance, end of period	$314	$314	$344

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2013	2012	2013	2012
Revenue	$28	$27	$87	$80
Net income (loss)	5	(4)	17	(4)
Share of net income (loss)
Cash earnings	7	3	19	11
Non-cash loss	(4)	(5)	(10)	(13)

7. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The composition of the net book value of Brookfield Renewable’s property, plant and equipment, is presented in the following table:

(MILLIONS)	Hydroelectric	Wind energy	CWIP	Other(1)	Total
As at December 31, 2012	$12,947	$2,249	$392	$70	$15,658
Foreign exchange	(404)	(52)	(13)	(2)	(471)
Additions(2)	945	421	186	-	1,552
Transfers and other	103	(4)	(110)	-	(11)
Depreciation(3)	(280)	(103)	-	(9)	(392)
As at September 30, 2013	$13,311	$2,511	$455	$59	$16,336
(1)	Included in “Other” are gas-fired generating (“co-gen”) units.
(2)	Includes acquisitions of $1,378 (Note 3).
(3)	Assets not subject to depreciation include construction work in process (“CWIP”) and land.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The composition of accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Operating accrued liabilities	$119	$97
Interest payable on corporate and subsidiary borrowings	97	41
Accounts payable	17	23
LP Unitholders’ distribution and preferred dividends payable	40	34
Other	7	12
	$280	$207

9. LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2013			Dec 31, 2012
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)		Interest rate (%)	Term (years)
Corporate borrowings
Series 3 (CDN$200)	5.3	5.1	$194	5.3	5.8	$202
Series 4 (CDN$150)	5.8	23.1	146	5.8	23.9	151
Series 6 (CDN$300)	6.1	3.2	291	6.1	3.9	302
Series 7 (CDN$450)	5.1	7.1	437	5.1	7.8	454
Series 8 (CDN$400)	4.8	8.4	388	4.8	9.1	403
	5.3	8.0	$1,456	5.3	8.7	$1,512
Subsidiary borrowings
United States	6.1	10.0	$2,856	6.4	11.4	$2,264
Canada	5.8	15.4	1,951	5.9	12.7	1,781
Brazil	7.4	11.2	256	8.5	9.7	348
	6.0	12.1	$5,063	6.4	11.8	$4,393
Credit facilities(1)	1.5	4.1	$178	2.0	3.8	$268
Total debt			$6,697			$6,173
Add: Unamortized premiums(2)			14			-
Less: Unamortized financing fees(2)			(57)			(54)
Less: Current portion			(520)			(532)
			$6,134			$5,587
(1)	Amounts are unsecured and revolving. Interest rate is at the London Interbank Offered Rate (“LIBOR”) plus 1.25% (2012: 1.75%).
(2)	Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13 – Subsidiary Public Issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture.  The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

In February 2013, Brookfield Renewable refinanced indebtedness associated with a 166 MW Ontario wind facility through a C$450 million loan for a term of 18 years at 5.1%.

In February 2013, a subsidiary of Brookfield Renewable issued a $75 million floating rate credit facility maturing in 2015.

In March 2013, Brookfield Renewable refinanced indebtedness associated with a 51 MW Ontario wind facility through a C$130 million loan for a term of 19 years at 5.0%.

In March 2013, Brookfield Renewable purchased 88% of the $575 million in operating company notes outstanding with respect to the recently acquired, 360 MW hydroelectric portfolio in Northeastern United States. In May 2013, Brookfield Renewable purchased 100% of the $125 million of holding level notes with respect to the same facilities. Brookfield Renewable financed a portion of the tendered notes through a 24-month, bridge loan of up to $350 million.

As part of the acquisition of wind assets in California, Brookfield Renewable assumed an aggregate of $250 million in subsidiary borrowings, of which $200 million is subject to a fixed interest rate of 7.2% and matures in 2032.

With the Step Acquisition and the assumption of the other partners’ portion of the non-recourse debt, Brookfield Renewable increased subsidiary borrowings by $96 million. The debt matures in 2016 and bears a fixed interest rate of 6.5%.

Net repayments of $671 million made during the nine months ended September 30, 2013 were primarily funded from proceeds of preferred share issuances.

Credit facilities

In 2013, Brookfield Renewable expanded its revolving credit facilities from $990 million to $1,280 million and in September 2013, extended the maturity date by one year to October 31, 2017.

In May 2013, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility, expiring in December 2013, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Available revolving credit facilities	$1,480	$990
Drawings	(178)	(268)
Issued letters of credit	(240)	(182)
Unutilized revolving credit facilities	$1,062	$540

Net repayments of $90 million were made during the nine months ended September 30, 2013. The repayments were financed primarily by funds from operations.

10. INCOME TAXES

Brookfield Renewable’s effective income tax rate was 7.7% for the nine months ended September 30, 2013 (2012: 47.4%).  The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Preferred equity	$821	$500
Participating non-controlling interests - in operating subsidiaries	1,188	1,028
General partnership interest in a holding subsidiary held by Brookfield	59	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,869	3,070
Total	$4,937	$4,661

Preferred equity

In January 2013 and May 2013, Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) issued 7 million of Series 5 and Series 6 perpetual preferred shares respectively at a price of C$25 per share. The holders of the preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.25 per share, for a yield of 5%.

Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”), and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on the preferred shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

For the three and nine months ended September 30, 2013, dividends declared on the issued preferred shares were $10 million and $27 million, respectively (2012: $3 million and $10 million, respectively).

As at September 30, 2013, none of the issued preferred shares have been redeemed.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst	Brascan
(MILLIONS)	Fund	Fund	Group	Energetica	Other	Total
As at December 31, 2011	$380	$-	$167	$74	$8	$629
Net income (loss)	(44)	-	2	2	-	(40)
OCI	24	-	(28)	(7)	25	14
Acquisitions	447	-	-	(9)	8	446
Distributions	-	-	(18)	(6)	-	(24)
Other	(1)	-	-	4	-	3
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	26	-	22	-	-	48
OCI	(8)	-	-	(5)	(1)	(14)
Acquisitions and contributions	42	205	-	-	1	248
Distributions	(111)	-	-	(2)	-	(113)
Other	(2)	(7)	-	1	(1)	(9)
As at September 30, 2013	$753	$198	$145	$52	$40	$1,188
Interests held by third parties	75-80%	50%	25%	20-30%	24-50%

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. For the three and nine months ended September 30, 2013, BRELP declared $1 million and $3 million, respectively, in distributions on the general partnership interest (2012: $1 million and $3 million, respectively) and no incentive distributions have been paid since the formation of Brookfield Renewable.

Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration after a mandatory holding period expiring on November 28, 2013. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at September 30, 2013, Redeemable/Exchangeable Partnership Units outstanding were 129,658,623 (December 31, 2012: 129,658,623).

For the three and nine months ended September 30, 2013, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $47 million and $141 million, respectively (2012: $45 million and $134 million, respectively).

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2013, LP Units outstanding were 132,959,701 (December 31, 2012: 132,901,916) including 40,026,986 (December 31, 2012: 48,091,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.
During 2012, a distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the three and nine months ended September 30, 2013, respectively, 21,832 and 57,785 LP Units were issued (2012: 11,587 and 57,359 LP Units, respectively).

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and nine months ended September 30, 2013, Brookfield Renewable declared distributions on its LP Units of $49 million and $145 million or $0.3625 per LP Unit and $1.09 per LP Unit, respectively (2012: $46 million and $138 million or $0.345 and $1.04 per LP Unit).

The composition of the distribution is presented in the following table:

(MILLIONS)	Three months ended Sep 30		Nine months ended Sep 30
	2013	2012	2013	2012
Brookfield Asset Management	$15	$17	$44	$50
External LP Unitholders	34	29	101	88
	$49	$46	$145	$138

In March 2013, unitholder distributions were increased to $1.45 per unit from $1.38 per unit, on an annualized basis.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

13. SUBSIDIARY PUBLIC ISSUERS

See Note 9 – Long-term debt and credit facilities for additional details regarding issuances of mid-term corporate notes. See Note 11 – Non-controlling Interests for additional details regarding the issuances of Class A Preference Shares.

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at September 30, 2013:
Current assets	$48	$-	$1,483	$584	$(1,537)	$578
Long-term assets	2,942	809	-	17,008	(3,746)	17,013
Current liabilities	48	10	28	2,408	(1,504)	990
Long-term liabilities	-	-	1,449	8,077	(804)	8,722
Preferred equity	-	821	-	-	-	821
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,188	-	1,188
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,869	-	2,869
As at December 31, 2012:
Current assets	$46	$-	$1,528	$530	$(1,582)	$522
Long-term assets	3,153	495	-	16,398	(3,643)	16,403
Current liabilities	52	7	16	2,468	(1,582)	961
Long-term liabilities	-	-	1,506	7,142	(492)	8,156
Preferred equity	-	500	-	-	-	500
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,028	-	1,028
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	3,070	-	3,070
(1)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.
(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Sep 30, 2013
Revenues	$-	$-	$-	$392	$-	$392
Net income (loss)	5	-	-	28	(5)	28
For the three months ended Sep 30, 2012
Revenues	$-	$-	$-	$229	$-	$229
Net income (loss)	(26)	-	-	(59)	26	(59)

For the nine months ended Sep 30, 2013
Revenues	$-	$-	$-	$1,313	$-	$1,313
Net income (loss)	58	-	1	190	(58)	191
For the nine months ended Sep 30, 2012
Revenues	$-	$-	$-	$992	$-	$992
Net income (loss)	(7)	1	(2)	(30)	7	(31)
(1)
Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance, general partnership interest in a holding subsidiary held by Brookfield and participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield.

(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

14. SEGMENTED INFORMATION

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, wind farms located in the United States and Canada and a pumped storage hydroelectric facility located in the United States. Brookfield Renewable also operates two natural gas-fired co-gen facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in hydroelectric facilities. The “Other” segment includes CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the audited 2012 consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, amortization and management service costs and the cash portion of non-controlling interests (“Adjusted EBITDA”). Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service cost, which is then adjusted for the cash portion of non-controlling interests included in funds from operations. Transactions between the reportable segments occur at fair value.

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Co-gen	Other	Total
For the three months ended Sep 30, 2013:
Revenues	$160	$93	$69	$34	$19	$17	$-	$392
Adjusted EBITDA	111	76	47	24	14	4	(16)	260
Interest expense - borrowings	(38)	(17)	(5)	(11)	(10)	-	(24)	(105)
Funds from operations prior to
non-controlling interests	73	59	38	13	4	4	(49)	142
Cash portion of non-controlling interests	(15)	-	(2)	(7)	-	-	(10)	(34)
Funds from operations	58	59	36	6	4	4	(59)	108
Depreciation and amortization	(37)	(20)	(37)	(17)	(19)	(3)	-	(133)
For the three months ended Sep 30, 2012:
Revenues	$55	$42	$83	$17	$18	$14	$-	$229
Adjusted EBITDA	23	28	56	6	14	3	(12)	118
Interest expense - borrowings	(34)	(18)	(8)	(7)	(11)	-	(21)	(99)
Funds from operations prior to
non-controlling interests	(6)	10	44	(1)	3	3	(43)	10
Cash portion of non-controlling interests	4	-	(2)	2	-	-	(3)	1
Funds from operations	(2)	10	42	1	3	3	(46)	11
Depreciation and amortization	(27)	(18)	(36)	(12)	(19)	(5)	-	(117)

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Co-gen	Other	Total
For the nine months ended Sep 30, 2013:
Revenues	$546	$294	$223	$107	$93	$50	$-	$1,313
Adjusted EBITDA	407	243	160	77	78	15	(44)	936
Interest expense - borrowings	(111)	(50)	(18)	(29)	(34)	-	(71)	(313)
Funds from operations prior to
non-controlling interests	293	193	129	48	44	15	(146)	576
Cash portion of non-controlling interests	(57)	-	(9)	(26)	-	-	(27)	(119)
Funds from operations	236	193	120	22	44	15	(173)	457
Depreciation and amortization	(104)	(64)	(118)	(46)	(57)	(9)	-	(398)
For the nine months ended Sep 30, 2012:
Revenues	$343	$207	$262	$42	$89	$49	$-	$992
Adjusted EBITDA	239	163	186	22	76	13	(42)	657
Interest expense - borrowings	(102)	(51)	(51)	(17)	(32)	-	(60)	(313)
Funds from operations prior to
non-controlling interests	138	112	122	5	44	13	(127)	307
Cash portion of non-controlling interests	(12)	-	(10)	(2)	-	-	(10)	(34)
Funds from operations	126	112	112	3	44	13	(137)	273
Depreciation and amortization	(86)	(60)	(114)	(29)	(56)	(15)	-	(360)

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The following table reconciles Adjusted EBITDA and funds from operations, presented in the above tables, to net income as presented in the interim consolidated statements of income (loss):

		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	Notes	2013	2012	2013	2012
Revenues	5	$392	$229	$1,313	$992
Other income		1	2	5	12
Share of cash earnings from equity-accounted
investments	6	7	3	19	11
Direct operating costs		(140)	(116)	(401)	(358)
Adjusted EBITDA		260	118	936	657
Interest expense - borrowings	9	(105)	(99)	(313)	(313)
Management service costs	5	(9)	(10)	(32)	(25)
Current income tax (expense) recovery	10	(4)	1	(15)	(12)
Funds from operations prior to non-controlling interests		142	10	576	307
Less: cash portion of non-controlling interests
Preferred equity		(10)	(3)	(27)	(10)
Participating non-controlling interests - in operating
subsidiaries		(24)	4	(92)	(24)
Funds from operations		108	11	457	273
Add: cash portion of non-controlling interests		34	(1)	119	34
Depreciation and amortization	7	(133)	(117)	(398)	(360)
Unrealized financial instruments gain (loss)	3,4	11	6	30	(6)
Share of non-cash loss from equity-accounted
investments	6	(4)	(5)	(10)	(13)
Deferred income tax (expense) recovery	10	10	37	(1)	40
Other		2	10	(6)	1
Net income (loss)		$28	$(59)	$191	$(31)

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy		Equity-	Co-gen	Other	Total
						accounted
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	investments
As at September 30, 2013:
Property, plant and
equipment	$5,862	$5,132	$2,317	$1,206	$1,305	$-	$59	$455	$16,336
Total assets	6,153	5,219	2,610	1,304	1,327	314	67	597	17,591
Total borrowings	2,179	1,184	255	654	755	-	-	1,627	6,654
Total liabilities	3,463	2,244	439	725	1,025	-	7	1,809	9,712
For the nine months ended
September 30, 2013:
Additions to property, plant
and equipment	738	207	-	421	-	-	-	186	1,552
As at December 31, 2012:
Property, plant and
equipment	$5,244	$5,191	$2,526	$834	$1,410	$-	$71	$382	$15,658
Total assets	5,418	5,386	2,805	910	1,452	344	83	527	16,925
Total borrowings	1,784	1,126	348	460	629	-	-	1,772	6,119
Total liabilities	2,997	2,162	556	531	957	-	15	1,899	9,117
For the year ended
December 31, 2012:
Additions to property, plant
and equipment	621	85	147	610	14	-	5	-	1,482

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Project costs on the 45 MW hydroelectric project in British Columbia are expected to total $200 million.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at September 30, 2013, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services.  Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees.  The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

16. RESTATEMENT

During the year ended December 31, 2012, Brookfield Renewable changed its accounting policy to reflect the Redeemable/Exchangeable Partnership Units issued to Brookfield Asset Management by BRELP as Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield since the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the direct economic benefits and exposures to the underlying performance of BRELP. Brookfield Renewable also reclassified the general partnership interest in BRELP held by Brookfield Asset Management to non-controlling interests.

This restatement has no impact on Brookfield Renewable’s reported consolidated income (loss), income (loss) per LP Unit, comprehensive income (loss) or total equity.  The impact of this restatement on the consolidated balance sheet, statements of income (loss), comprehensive income (loss) and changes in equity as at September 30, 2012 and for the three and nine months ended September 30, 2012 is shown in the following table.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

The following table also includes Brookfield Renewable’s retroactive restatements to its consolidated financial statements resulting from the adoption of the amended IAS 19, Employee Benefits, as discussed in Note 2(c).

			Change in
			accounting
	Previously		policy
(MILLIONS)	Presented	Adjustment	(Note 2(c))	Restated
As at and for the three and nine months ended September 30, 2012:
Consolidated Balance Sheet and Consolidated Statements of Changes in Equity
General partnership interest in a holding subsidiary held by
Brookfield	$-	$60	$-	$60
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	-	2,921	(11)	2,910
Limited partners' equity	5,973	(2,981)	(11)	2,981

For the three months ended September 30, 2012:
Consolidated Statements of Income (Loss)
Net loss attributable to:
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	$-	$(26)	$-	$(26)
Limited partners' equity	(52)	26	-	(26)

For the nine months ended September 30, 2012:
Consolidated Statements of Income (Loss)
Net loss attributable to:
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	$-	$(8)	$-	$(8)
Limited partners' equity	(15)	8	-	(7)

Consolidated Statements of Comprehensive Income (Loss)
Comprehensive loss attributable to:
General partnership interest in a holding subsidiary held by
Brookfield	$-	$(2)	$-	$(2)
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	-	(42)	(3)	(45)
Limited partners' equity	(86)	44	(3)	(45)

17. SUBSEQUENT EVENTS
In November 2013, Brookfield Renewable announced an agreement to acquire a 70 MW hydroelectric portfolio in Maine consisting of nine facilities on three rivers. The portfolio is expected to generate approximately 375 GWh annually. The acquisition is being pursued with institutional partners and Brookfield Renewable will assume an approximate 40% interest in the portfolio.

Brookfield Renewable also announced an agreement to acquire, with our institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. Brookfield Renewable will retain an approximate 25% interest in the facility.

The transactions above are subject to regulatory approvals and other customary closing conditions and are expected to close before the end of 2013.

Brookfield Renewable Energy Partners L.P	Q3 2013 Interim Report	September 30, 2013

GENERAL INFORMATION

Corporate Office

73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  +1(441) 294-3304
Fax: +1(441) 516-1988
www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Manager, BRP Energy Group L.P.

Harry Goldgut
Chairman of BRE Group

Richard Legault
President and Chief Executive Officer

Sachin Shah
Chief Financial Officer

Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
 9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: 1 (800) 564-6253
Fax Toll Free: 1 (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Energy Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
John Van Egmond
David Mann
Lou Maroun
Patricia Zuccotti
Lars Josefsson

Exchange Listing
TSX:    BEP.UN (L.P. Units)
NYSE: BEP (L.P. Units)
TSX:    BRF.PR.A (Preferred shares – Series 1)
TSX:    BRF.PR.C (Preferred shares – Series 3)
TSX:    BRF.PR.E (Preferred shares – Series 5)
TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com for more information. The 2012 Annual Report is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in Canada and United States through SEDAR at www.sedar.com and through EDGAR at www.sec.gov.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

TSX:

BEP.UN

NYSE:

BEP

www.brookfieldrenewable.com